SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Subject Company)

DYNAMICS RESEARCH CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number of Class of Securities)

James P. Regan

Chairman, President and Chief Executive Officer

Two Tech Drive

Andover, Massachusetts 01810-2434

(978) 289-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Richard F. Langan, Esq.	William Mutryn, Esq.
Daniel McAvoy, Esq.	Jonathan Wolcott, Esq.
Nixon Peabody LLP	Holland & Knight LLP
437 Madison Avenue	1600 Tysons Boulevard, Suite 700
New York, NY 10022	Tysons Corner VA, 22102
(212) 940-3140	(703) 720-8600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of Dynamics Research Corporation, a Massachusetts corporation, (the “Company”) by Engility Corporation, a Delaware corporation (“Parent”) and wholly owned subsidiary of Engility Holdings, Inc., a Delaware corporation (“Engility”), and Engility Solutions, Inc., a Massachusetts corporation and wholly owned subsidiary of Parent (“Merger Sub”) pursuant to the terms of an Agreement and Plan of Merger, dated December 20, 2013, by and among the Company, Parent and Merger Sub:

(i)	Executive Communication to Employees of the Company;
(ii)	FAQ Sheet for Employees of the Company;
(iii)	Manager’s Talking Points Regarding Acquisition of the Company.

(i)	Executive Communication to Employees of Dynamics Research Corporation (“DRC”)

Jim Regan Executive Communication to DRC Employees:

DRC has a proud 58-year history of providing services and solutions to our defense, civilian, and intelligence clients, helping them to defend the nation and serve our citizens. We are extremely fortunate to have a truly talented and innovative group of employees that have helped DRC grow and prosper. Today marks a pivotal time in our history as we end one era and move into the next, joining forces with a larger company that will provide deeper resources, new customers, and expanded career opportunities for DRC employees.

I am pleased to announce that DRC will be acquired by Engility Corporation, a leading provider of specialized technical consulting, program management and business support services, engineering life cycle services, IT modernization, supply chain services management, and training for the federal government.

I strongly believe that this transaction will provide new opportunities for our employees to expand their careers. It will also give DRC the necessary resources and market position for long-term success and increased shareholder value.

Engility is well established in the government marketplace with more than 7,000 employees worldwide, 1,300 active contracts, annual revenue in excess of $1.6 billion in 2012, and a footprint throughout the U.S. and overseas.

Together, we have a broader range of services and capabilities, deeper domain expertise, more resources, and in-depth industry knowledge to achieve greater penetration into both existing customers and new revenue opportunities in targeted growth markets. The two companies share the same values and missions, and our cultures are both based around delivering superior customer.

Engility is acquiring DRC for our highly skilled professionals, our contract vehicles, and government customers.

I have met several times with Engility’s CEO, Tony Smeraglinolo, and he has told me that he is excited about the talent and deep subject matter expertise our people will bring to Engility.

Our goal with this transaction is to create a robust services company that is the best of breed in the industry, with the deep resources to stay competitive and be a market leader. I encourage each and every one of you to be actively engaged in this process and take advantage of the opportunities it provides.

We will reach out to each customer immediately after the announcement and follow up with face-to-face meetings as soon as possible. However, should our customers contact you, please assure them that there will be NO disruptions in the high quality service and support they currently receive. If they have any further questions, please refer them to the head of your group.

I know you may have a lot of questions. We have created a guide on Frequently Asked Questions (FAQ) to help address any concerns. The FAQ Guide can found on DRCnet and will hopefully answer as many of your questions as possible. You can direct additional questions to ask@drc.com. Although we may not have all the answers right away, we are committed to communicating as much information to you as we can in a timely and efficient manner on the DRC SharePoint site found at https://sharepoint.drc.com/bd/BD_Obrien/default.aspx.

Starting on Thursday, January 2nd, Tony Smeraglinolo and I will begin visiting DRC sites to meet employees and discuss the acquisition, and what it means to you.

Thank you, and we look forward to reaching higher levels of success as part of the Engility family!

Please see the press release posted on www.drc.com on December 23 for additional information.

(ii)	FAQ Sheet for Employees of DRC

Engility and DRC: FAQ Sheet For Employees

1.	Who is the acquirer?

It’s Engility, a leading provider of specialized technical consulting, program management and business support services, engineering life cycle services, IT modernization, supply chain services management, and training for the federal government.

Engility, headquartered in Chantilly, Virginia, is a publicly held company with over 7,000 employees worldwide, generating revenues of $1.66 billion in 2012. Tony Smeraglinolo is the President and CEO, and leads a strong management team.

2.	Will my salary change?

We anticipate that your same compensation and benefits will remain in place for all DRC personnel through 2014.

3.	Will my benefits change?

No. We expect that the employee benefits will stay the same throughout 2014.

4.	Will my work location change?

We expect that employees’ work locations will not change in the near future. We are committed to keeping you informed as we know specifics.

5.	Will my project be moved to another supervisor or executive?

No, the same supervisory and executive chain will remain in place through the close. DRC will continue to operate as an independent company until the transaction is closed in Q1 of 2014. At that point, DRC will become a wholly owned subsidiary of Engility.

6.	Why is Engility acquiring us? Why did we decide to be acquired by Engility at this point in time?

Engility is acquiring DRC for its highly skilled professionals, full range of IT solutions and capabilities, and our portfolio of government customers. Engility was attracted to DRC because of our range of high tech capabilities and people and our position and experience in high-priority government markets that include healthcare, intelligence, research and development, and civilian agency requirements. By acquiring DRC, Engility will be well positioned within higher-end markets to support customer priority missions. Engility will also gain access to key prime contract vehicles now held by DRC.

From DRC’s perspective, we are responding to market consolidation of federal services and firmly believe that scaling our capabilities and being a part of a bigger company will give us the best possible growth opportunities. Taking advantage of the benefits of scale and the combination of the two company’s capabilities, markets, contract vehicles, resources, and expertise will allow us to create additional opportunities for our employees and customers.

7.	Will DRC change our business direction and/or focus?

Engility and DRC’s businesses are very complementary in nature and are focused on delivering superior customer results. In fact, our growth strategy, advanced technology, and mission success is what attracted Engility to us.

8.	I joined DRC because I feel our core values, vision and mission are very important. Does Engility have the same core values, vision and mission as DRC does today?

We presented our core values, strategic plan, and vision to the Engility team, and we asked appropriate questions to understand their values and vision. Based on our conversations, we then decided to it was highly advantageous to join together. While our market capabilities are different, Engility’s value set and culture are aligned with our core values and vision of the marketplace.

We have much in common, sharing strong, purposeful growth cultures based on relationship building, shared view of the market, and a strong commitment to employees’ growth.

9.	Is Engility’s primary interest the “bottom line?” If so, won’t that change our company?

We share a strong commitment to both employees and customers. Both companies have the same vision and goals for building long-term growth and shareholder value.

10.	Will positions be eliminated with the acquisition?

Any acquisition brings changes. At this time, we do not know exactly what they will be. However, we are committed to keeping you informed as we know specifics. Remember that it is operations as usual until the transaction is completed in Q1.

11.	Are there government agencies that Engility wants us to do business with that we don’t today?

Our businesses are very complementary in nature and are focused on delivering superior customer results. Engility will look to augment it and enhance our collective growth. Following the close, we will work closely together to pursue cross-selling and expansion opportunities.

12.	What is the schedule for finalization of the deal?

The Definitive agreement was signed December 20, 2013, and the acquisition is anticipated to close during the first quarter of 2014, subject to customary closing conditions and regulatory approval. Completion of the transaction is subject to, among other things, the valid tender without withdrawal of a two-thirds majority of the outstanding shares of DRC common stock, regulatory approvals including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions. The HSR Act imposes notification and waiting period obligations on parties to certain mergers, acquisitions, formations of joint ventures and unincorporated entities, and other transactions.

13.	Do our customers know about this news?

We plan to start notifying customers as soon as DRC makes the public announcement about the acquisition on the morning of December 23rd. Our plan is to reach out to each of them immediately after the announcement with face-to-face follow-up as soon as possible.

14.	Are we going to continue to operate under DRC policies and procedures?

Yes, all DRC corporate guidelines apply in the near term.

15.	I have more questions that are not addressed here, whom do I contact for more information?

As approved information becomes available, you will find it on the DRC SharePoint site at https://sharepoint.drc.com/bd/BD_Obrien/default.aspx. You may ask questions through a special mailbox at Ask@drc.com. You may also work through your supervisory chain or the HR Department.

(iii)	Manager’s Talking Points Regarding Acquisition of DRC

Manager’s Talking Points: DRC’s Agreement to Be Acquired by Engility

•	DRC has entered into a definitive agreement to be acquired by Engility, a leading provider of specialized technical consulting, program management and business support services, engineering life cycle services, IT modernization, supply chain services management, and training for the federal government.

•	Engility is a publicly held company headquartered in Chantilly, VA, with about 7,000 employees worldwide and generating revenues of $1.66 billion in 2012. Tony Smeraglinolo is the President and CEO. As a publicly traded firm, DRC could not disclose this agreement in advance.

•	Engility is well positioned in the government marketplace with over 1,300 active contracts in a large number of agencies, serving customers throughout the U.S. and overseas.

•	Most importantly, Engility was attracted to DRC by our talented and highly qualified team. This is a great opportunity for all DRC employees to grow professionally with a bigger company. The combined company will be stronger and Engility will provide deeper resources and access to new markets globally.

•	DRC will be a wholly owned subsidiary of Engility in the near future. We anticipate that employees will continue working with the same salary and benefits throughout 2014. Also, we expect that employees’ work locations will not change and that employees will retain the same supervisors in the near future.

•	Engility was attracted by our capabilities, position in high-priority markets, innovation, and in-depth experience. They believe our highly skilled professionals, suite of capabilities, and high profile customers are a perfect fit in their corporate vision.

•	DRC and Engility values and cultures have much in common. Both companies have built their business based on delivering precisely what our customers need as well as growing and empowering our workforce.

•	We also share a strong commitment to the customer’s mission; focus on integrity and respect; and a culture of performance and innovation.

•	The definitive agreement was announced today, but it is just the first step in the process. We will continue to operate as an independent company until the transaction is closed in Q1 of 2014.

•	Prior to making any trading decision, consult your personal financial advisor or attorney prior to trading (purchase, sell, hold) DRC or Engility stock.

•	We have posted FAQs on DRCnet to provide further information.

•	Employees may ask questions through a special mailbox at Ask@drc.com.

•	If a customer contacts you with questions about the acquisition, inform them that there will be NO disruptions to services throughout this process. Both DRC and Engility are focused on ensuring that customers will see no changes in the level of service we provide them.

•	Customers with additional questions should be referred to me (or the head of your group.

•	Starting on Thursday, January 2nd, Jim Regan, DRC CEO, and Tony Smeraglinolo, Engility CEO, will begin touring DRC sites to meet employees and discuss the acquisition. We will follow this by conducting audio/virtual all hands meetings for remote employees.

FOR TALKING TO CUSTOMERS

•	DRC has entered into a definitive agreement to be acquired by Engility, a leading provider of specialized technical consulting, program management and business support services, engineering life cycle services, IT modernization, supply chain services management, and training for the federal government.

•	Engility is a publicly held company with about 7,000 employees worldwide and revenues of $1.66 billion in 2012. Tony Smeraglinolo is the President and CEO. As a publicly traded firm, we could not disclose the agreement in advance.

•	We are excited about the additional capabilities, scope of services, and resources we will be able to offer our government customers.

•	Throughout this process, we anticipate no disruptions in the high quality of services to which you are accustomed. Our employees will continue to support contracts as they do today. We anticipate that your points of contact at DRC will remain in place.

•	DRC will continue to operate as an independent company until the transaction is closed in Q1 of 2014. At that point, we will become a wholly owned subsidiary of Engility.

•	We will keep you updated as we make progress towards integrating our two companies. Along the way, we will continue to engage in open and honest dialogue with you. Although we may not have all the answers right away, we are committed to communicating as much information as we can in a timely and efficient manner.

FORWARD-LOOKING STATEMENTS

These employee communications contain forward-looking statements with respect to the acquisition and related transactions, the expectation that the transaction would be accretive to Engility’s market position, the consummation of the acquisition and related transactions, the combined capabilities of the companies, expectations regarding expanded market opportunities, size and growth, market and industry trends, and general business outlook. When used in this press release, the words “will,” “expected,” “anticipated,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including the inability to achieve anticipated synergies, cost reductions or operating efficiencies without unduly disrupting business operations, unexpected costs associated with, or inability to complete, integration activities in a timely manner, the possibility that key personnel of DRC may not be retained by Engility, responses from competitors, customers, and partners, uncertainties regarding the timing of the closing of the transaction, uncertainties as to how many of DRC’s stockholders may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. Engility does not assume any obligation to update any forward looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: costs related to the transaction, the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that Engility’s and DRC’s respective businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors which could affect the company’s financial results is provided in documents filed by Engility with the U.S. Securities and Exchange Commission.

NOTICE TO INVESTORS

The acquisition of DRC described in this communication has not been consummated. These employee communications are for informational purposes only and are not an offer to purchase any shares of DRC or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Engility will file a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and DRC will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to DRC stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.